No. 21/06

THIRD QUARTER 2006 PRODUCTION RESULTS FOR CAMBIOR

TORONTO, ONTARIO, NOVEMBER 16, 2006 - IAMGOLD Corporation (“the Company”) is pleased to announce the operating results of the former Cambior Inc. (“Cambior”) assets for the third quarter: Rosebel, Doyon Division, Sleeping Giant and Niobec Niobium Mine.

HIGHLIGHTS

•	Total gold production of 125,000 ounces for the quarter

•	378,000 ounces for the first 9 months

•	Increased sales at Niobec

•	Bauxite sale’s process on schedule

Total gold production from these assets in the third quarter of 2006 totalled 125,000 ounces with mine operating costs of $340 per ounce, compared to production of 158,300 ounces with costs of $314 per ounce during the corresponding period in 2005. For the first nine months of 2006, production reached 378,000 ounces of gold with mine operating costs of $332 per ounce, compared to 496,800 ounces at $284 per ounce, a year earlier. The decrease in production for both the current quarter and the year-to-date, is partially attributable to the end of operations at the Omai mine in September 2005.

OPERATIONS

The Rosebel mine produced 77,900 ounces of gold during the third quarter of 2006 with mine operating costs of $294 per ounce, compared to production of 82,000 ounces in 2005 at a cost of $226 per ounce. This lower production level occurred despite an 11% increase of the tonnage milled at the mine which did not offset the lower average grade milled. Average tonnage milled increased to a new high of 21,950 tonnes per day during the quarter, compared to 19,620 tonnes per day a year ago. The average grade milled decreased from 1.51g/t Au a year ago to 1.29g/t Au during the quarter. Costs were also affected by the increased tonnage and decrease in grade. Year-to-date, total production was 229,400 ounces with mine operating costs of $276 per ounce compared to 259,600 ounces at a cost of $201 in 2005.

During the recent quarter, the Doyon Division (which includes both the Doyon and Mouska mines) produced 36,800 ounces of gold with mine operating costs of $418 per ounce, compared to 37,700 ounces produced during the corresponding quarter of 2005. The decrease in production and increase in costs can be explained by lower average grade milled and a lower recovery rate. During the quarter, the mill processed more tonnage of low grade stockpile to compensate for a lower underground output, which resulted in a lower average grade milled of 5.4g/t Au for the quarter, compared to 5.8g/t Au in the corresponding quarter of 2005. Gold recovery decreased slightly from 96% to 95%. Year-to date, production reached 115,900 ounces compared to a production of 114,200 ounces produced during the first nine months of 2005.

Production at Sleeping Giant was 10,300 ounces of gold during the third quarter of 2006 with mine operating costs of $408 per ounce, which compared to 9,800 ounces at $525 per ounce during the same period of 2005. The average grade milled at the mine improved during the last quarter to 10.9g/t Au from 9.7g/t Au in 2005. The 22% decrease in costs can be attributed to the increased production and grade. Year-to-date production reached 32,700 ounces compared to a production of 26,100 ounces produced during the first nine months of 2005.

NON-GOLD OPERATIONS

Niobium sales from the Niobec mine totalled $16.2 million in the third quarter of 2006 compared to $11.3 million in the corresponding period of 2005. This increase in revenues is due to higher volumes sold and a higher average sales price. The favourable market conditions prevailing in the niobium industry allowed for the implementation of a more aggressive price structure initiated last year which resulted in a profitable quarter. The success of the optimization program completed in 2005 resulted in the 30% increase in niobium produced during the quarter. Niobec has generated revenues of $48.1 million year-to-date compared to $36.2 million during the first nine months of 2005.

The sale process initiated in June by Cambior to sell its 70% interest in the Bauxite operation is still expected to close before year-end.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCNMatthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

TABLE 1

	Third Quarter		Nine Months Ended
			September 30
(unaudited)	2006 (Actual)	2005 (Actual)	2006 (Actual)	2005 (Actual)

GOLD
Rosebel
Production (ounces)	77,900	82,000	229,400	259,600
Tonnage milled (t)	2,019,900	1,805,400	5,721,200	5,410,100
Grade milled (g Au/t)	1.29	1.51	1.34	1.58
Recovery (%)	93	94	93	94
Mine operating costs ($ per ounce)	294	226	276	201
Doyon Division (1)
Production (ounces)	36,800	37,700	115,900	114,200
Tonnage milled (t)
Underground mines	168,000	199,500	567,100	584,800
Open pit & Low Grade stockpiles	54,200	13,000	91,800	18,700
Total	222,200	212,500	658,900	603,500
Grade milled (g Au/t)
Underground mines	6.8	6.0	6.5	6.3
Open pit & Low grade stockpiles	1.2	1.0	1.2	1.0
Average	5.4	5.8	5.7	6.1
Recovery (%)	95	96	96	96
Mine operating costs ($ per ounce)	418	360	413	359
Sleeping Giant (2)
Production (ounces)	10,300	9,800	32,700	26,100
Tonnage milled (t)	30,200	32,800	94,700	80,600
Grade milled (g Au/t)	10.9	9.7	11.1	10.5
Recovery (%)	97	97	97	97
Mine operating costs ($ per ounce)	408	525	435	451
Omai
Production (ounces)	-	28,800	-	96,900
Tonnage milled (t)	-	1,141,400	-	3,703,200
Grade milled (g Au/t)	-	0.89	-	0.91
Recovery (%)	-	88	-	90
Mine operating costs ($ per ounce)	-	433	-	374
Total gold production (ounces)	125,000	158,300	378,000	496,800

Mine operating costs ($ per ounce)	340	314	332	284
INDUSTRIAL MINERALS (in millions US $) - Unaudited
Niobium sales	16.3	11.3	45.8	36.2
(1)	Includes the Doyon and Mouska mines.
(2)	The remaining 50% interest of the Sleeping Giant mine was acquired in May 2005.